Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2017 and 2016

Expressed in US Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at March 31, 2017 and December 31, 2016 (Unaudited)

	March 31,	December 31,
	2017	2016

Assets

Current assets:
Cash and cash equivalents	$30,076	$41,642
Short-term deposits	23,082	15,020
Trade and other receivables	11,053	10,178
Inventories (note 3)	7,688	5,744
Derivative assets (note 4)	1,213	-
Other current assets	890	529
	74,002	73,113
Non-current assets:
Mineral properties, plant and equipment	15,680	14,096
Exploration and evaluation assets	2,112	2,112
Intangible assets	22	22
Deferred tax asset	58	98
	$91,874	$89,441

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	4,721	6,017
Derivative liabilities (note 4)	-	536

Non-current liabilities:
Reclamation and remediation provision	3,876	3,466
Deferred tax liability	1,854	2,134
	10,451	12,153

Shareholders’ equity:
Share capital	129,588	128,485
Reserves	18,107	18,115
Deficit	(66,272)	(69,312)
	81,423	77,288
	$91,874	$89,441

See accompanying notes to the condensed interim consolidated financial statements.

1

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars, except per share data)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	For the three months ended March 31,
	2017	2016

Revenue	$12,371	$14,139
Cost of sales
Production costs	6,926	8,204
Amortization and depletion	690	1,187
Share-based compensation	93	38
	7,709	9,429

Mine operating earnings	4,662	4,710

General and administrative expenses
Administrative expenses	1,394	1,270
Amortization and depletion	17	53
Share-based compensation	191	159
	1,602	1,482

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	1,123	1,407
Mine development costs	825	450
Share-based compensation	8	20
	1,956	1,877

Finance and other income (expense)
Interest income	213	23
Finance expenses	(38)	(20)
Foreign exchange gain (loss)	1,814	(4,707)
Other income	7	18
	1,996	(4,686)

Income (loss) before income taxes	3,100	(3,335)

Income tax expense	60	83
Net income (loss) for the period	$3,040	$(3,418)

Other comprehensive income, net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	29	2,743
Change in fair value of available-for-sale financial assets, net of tax	(2)	3
	27	2,746
Total comprehensive income (loss) for the period	$3,067	$(672)

Earnings (loss) per share (note 6)
Basic and diluted	$0.02	$(0.02)

See accompanying notes to the condensed interim consolidated financial statements.

2

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share- holders’ equity
Balance at January 1, 2016	141,713	$96,268	$10,953	$(2,248)	$(172)	$8,533	$(65,194)	$39,607
Share options exercised	1,016	745	(233)	-	-	(233)	-	512
Share-based compensation	-	-	217	-	-	217	-	217
Comprehensive income (loss)	-	-	-	2,743	3	2,746	(3,418)	(672)
Balance at March 31, 2016	142,729	$97,013	$10,937	$495	$(169)	$11,263	$(68,612)	$39,664

Balance at January 1, 2017	166,938	$128,485	$15,086	$3,204	$(175)	$18,115	$(69,312)	$77,288
Share options exercised	831	1,103	(327)	-	-	(327)	-	776
Share-based compensation	-	-	292	-	-	292	-	292
Comprehensive income (loss)	-	-	-	29	(2)	27	3,040	3,067
Balance at March 31, 2017	167,769	$129,588	$15,051	$3,233	$(177)	$18,107	$(66,272)	$81,423

See accompanying notes to the condensed interim consolidated financial statements.

3

Great Panther Silver Limited
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	Three months ended March 31,
	2017	2016

Cash flows from operating activities
Net income (loss) for the period	$3,040	$(3,418)
Items not involving cash:
Amortization and depletion	707	1,240
Unrealized foreign exchange (gains) loss	(1,771)	4,923
Income tax expense	60	83
Share-based compensation	292	217
Other non-cash items (note 9)	(152)	11
Interest received	129	13
Interest paid	(19)	-
Income taxes paid	(1,392)	(4)
	894	3,065
Changes in non-cash working capital:
Increase in trade and other receivables	(329)	(1,037)
Increase in inventories	(1,979)	(303)
Increase in other current assets	(361)	(286)
Decrease in trade and other payables	(738)	(1,161)
Net cash (used in) from operating activities	(2,513)	278

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,826)	(440)
Investments in short-term deposits	(8,062)	-
Net cash used in investing activities	(9,888)	(440)

Cash flows from financing activities:
Proceeds from exercise of share options	776	512
Net cash from financing activities	776	512

Effect of foreign currency translation on cash and cash equivalents	59	(1,023)

Decrease in cash and cash equivalents	(11,566)	(673)
Cash and cash equivalents, beginning of period	41,642	13,684
Cash and cash equivalents, end of period	$30,076	$13,011

Supplemental cash flow information (note 9)

See accompanying notes to the condensed interim consolidated financial statements.

4

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three months ended March 31, 2017 and 2016 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT LLC and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine, San Ignacio Mine, the Cata processing plant, and the associated infrastructure. The Company also has mineral property interests in the exploration stage: the El Horcon, Santa Rosa and Plomo projects located in Mexico, as well as the Argosy project located in the Red Lake Mining District in Northwestern Ontario, Canada. On December 19, 2016, the Company announced that it had entered into an agreement to acquire a 100% interest in the Coricancha Mining Complex (the “CMC”), located in the Central Andes of Peru (note 7).

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last financial statements.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 2, 2017.

a)	Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

b)	Accounting standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. In September 2015, the IASB deferred the effective date of the standard to annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company’s preliminary assessment is that the adoption of IFRS 15 will not have a significant impact on the recognition or measurement of the Company’s revenue from customers, however, the standard will result in a number of additional disclosures being included in the Company’s consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements will also be required. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company’s preliminary assessment is that the adoption of IFRS 9 will not have a significant impact on the Company’s consolidated financial statements.

5

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three months ended March 31, 2017 and 2016 (Unaudited)

3.	Inventories

	March 31, 2017	December 31, 2016
Concentrate	$2,987	$2,488
Ore stockpile	2,359	753
Materials and supplies	2,332	2,494
Silver bullion	10	9
	$7,688	$5,744

The amount of inventory recognized as cost of sales for the three months ended March 31, 2017 and December 31, 2016 includes production costs and amortization and depletion directly attributable to the inventory production process.

4.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos (“MXN”). Revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN will consequently impact the financial performance of the Company. To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

As at March 31, 2017, forward contracts for the purchase of MXN 220,000,000 (in exchange for USD at various pre-determined rates varying from MXN 20.50/USD to MXN 22.160/USD at various maturity dates until August 29, 2017) remained outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an asset of $1,213 as at March 31, 2017. As at December 31, 2016, forward contracts for the purchase of MXN 280,000,000 were outstanding, with a fair value of negative $536. As a result, a derivative gain of $1,749 was recognized as part of foreign exchange gains within the statement of comprehensive income for the three months ended March 31, 2017.

5.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, trade and other payables and derivative instruments. The carrying values of cash and cash equivalents, short-term deposits, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at the balance sheet date. The embedded derivative in trade accounts receivable is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The foreign currency forward contracts are recorded at fair value, with changes in fair value recorded as a foreign exchange gain (loss) within finance and other income (expense).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

6

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three months ended March 31, 2017 and 2016 (Unaudited)

5.	Fair value of financial instruments – continued

The following table summarizes the Company’s financial instruments as at March 31, 2017:

	Available- for-sale financial assets	Loans and receivables	Financial assets/ liabilities at fair value through P&L	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$30,076	$-	$-	$30,076	n/a
Short-term deposits	-	23,082	-	-	23,082	n/a
Marketable securities	6	-	-	-	6	Level 1
Trade accounts receivable	-	6,019	-	-	6,019	Level 2
Other receivables	-	5,034	-	-	5,034	n/a
Derivative instruments		1,213	-	-	1,213	Level 2
Financial Liabilities
Trade and other payables	$-	$4,721	$-	$-	$4,721	n/a

6.	Earnings per share and diluted earnings per share

	Three months ended March 31
	2017	2016
Net income (loss) for the period	$3,040	$(3,418)
	(000’s)	(000’s)
Basic weighted average number of shares outstanding	167,626	141,863
Effect of dilutive securities	3,994	-
Diluted weighted average number of shares outstanding	171,620	141,863
Earnings (loss) per share:
Basic and diluted	$0.02	$(0.02)

All of the outstanding share options as at March 31, 2016 represented potentially dilutive shares, but were not included in the diluted earnings per share calculation for the three-month period then ended because the effect of including those shares would have been anti-dilutive.

7.	Commitments and contingencies

(a)	Commitments

As of March 31, 2017, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,340	$238	$461	$452	$189
Drilling services	525	525	-	-	-
Equipment purchases	418	418	-	-	-
Consulting	5	5	-	-	-
Total commitments	$2,288	$1,186	$461	$452	$189

On December 19, 2016, the Company announced that it had entered into an agreement to acquire a 100% interest in the CMC. Under the terms of the purchase agreement, the purchase price comprises (i) $100 to be paid upon closing, (ii) an amount equal to cash on hand in the CMC at completion, and (iii) earn-out consideration of up to $10,000. Under the earn-out, Nyrstar will be paid 15% of the free cash flow generated by the CMC during the 5-year period after which the CMC is cumulative free cash flow positive from closing. The Company expects the acquisition to close during the second quarter of 2017.

7

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three months ended March 31, 2017 and 2016 (Unaudited)

7.	Commitments and contingencies - continued

(b)	Contingencies

i)	GMC

In February 2016, the Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required that the Company make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings facility and requested further technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing since the initial CONAGUA request, and is expected to continue to extend into the third quarter of 2017. The Company believes its current tailings footprint can be maintained and will support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all of the above noted permits if and as required, with no suspension of the GMC operations. While the Company is confident that it will be able to obtain the tailings permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations at the GMC. Nor is there any guarantee that the terms of such permits will be favorable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating the tailings facility at the GMC.

Since the February 2016 meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at GMC tailings facility and at the San Ignacio Mine. An application has been made for the permit in the case of the San Ignacio Mine. The Company is assessing whether it requires an additional water use permit during the dry season. The Company believes that it will be able to acquire any necessary water discharge and use permits without any impact to its operations, but cannot guarantee that there is no risk in this regard.

ii)	Topia

The Company has applied for the required operating permit for its new Topia tailings facility and was expecting confirmation of the permit by the end of April 2017. The Company is working with the authorities and stakeholders to complete the permitting process, however, failure to receive the permit on a timely basis may result in interruptions in mineral processing at Topia as there is limited capacity at the existing tailings facility.

8.	Related party transactions

(a)	Compensation of key management personnel

Key management includes the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and one Vice President (three months ended March 31, 2016: two Vice Presidents). The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,858 to certain officers and management in the event that there is a change of control of the Company.

	Three months ended March 31
	2017	2016
Salaries, bonus and benefits	$494	$1,043
Directors’ fees	67	59
Share-based compensation	195	162
	$756	$1,264

9.	Supplemental cash flow information

(a)	Other non-cash items

	Three months ended March 31
	2017	2016
Non-cash amounts associated with reclamation provision (through P&L)	$42	$34
Interest expense	19	-
Interest income	(213)	(23)
	$(152)	$11

(b)	Non-cash investing and financing activities

	Three months ended March 31
	2017	2016
Change in reclamation asset	$367	$262
Change in trade payables related to mineral properties, plant and equipment	55	21
	$422	$283

8

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three months ended March 31, 2017 and 2016 (Unaudited)

9.	Supplemental cash flow information - continued

(c)	Undrawn credit facilities

On June 13, 2016, the Company renewed its $10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2017 and bears interest at a rate of LIBOR plus 5%. The facility allows the Company to draw down amounts equal to the amounts receivables from a specific customer with whom Auramet has established a commercial relationship. Repayment of any amounts drawn will be due at the same time that the customer repays the relevant amounts receivable. In addition, Auramet has also provided the Company with a $0.5 million margin credit facility, should the Company wish to enter into any derivative instruments associated with commodities marketed to parties other than Auramet. The Company has not drawn down any amounts on these facilities.

10.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Three months ended March 31, 2017
Revenue from external customers	$12,322	$49	$-	$-	$12,371
Income (loss) before income taxes	4,140	(606)	(461)	27	3,100
Net income (loss)	4,140	(606)	(461)	(33)	3,040
Additions to non-current assets	511	1,370	-	-	1,881

As at March 31, 2017
Total assets	$15,947	$13,807	$2,330	$59,790	$91,874
Total liabilities	$5,329	$2,143	$40	$2,939	$10,451
Three months ended March 31, 2016
Revenue from external customers	$11,209	$2,930	$-	$-	$14,139
Income (loss) before income taxes	4,078	64	(1,085)	(6,392)	(3,335)
Net income (loss)	4,078	64	(1,085)	(6,471)	(3,418)
Additions to non-current assets	312	149	-	-	461

As at December 31, 2016
Total assets	$13,889	$11,767	$2,328	$61,457	$89,441
Total liabilities	$5,321	$1,856	$75	$4,901	$12,153

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa, El Horcon and the CMC.

9